June 8, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: John Hartz, Bret Johnson and Terence O’Brien

Re:	China Clean Energy Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 0-53773

Dear Ladies and Gentlemen:

On behalf of China Clean Energy Inc. (the “Company”), reference is made to the letter dated May 7, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of China Clean Energy Inc. (the “Company”) for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010 (the “Form 10-K”).  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comment as numbered in the Comment Letter and are filed in conjunction with Amendment No. 2 on Form 10-K/A to the Form 10-K (the “Form 10-K/A”).  For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis, page 22

1.
Discuss the utilization of your new production facility. Disclose the quantity (in tons or other appropriate unit of measure) of biodiesel and specialty chemicals produced during the year and compare to the facility’s capacity of 100,000 tons of biodiesel per year, or 30,000 tons of specialty chemicals per year, or a combination of biodiesel and specialty chemicals of 70,000 tons per year. If there is a material amount of idle capacity, please provide appropriate discussion in MD&A of the expected impact to your operations and liquidity and management’s plans to address this issue.

Response:

The Company completed construction of a new biodiesel and specialty chemical focused production facility (the “new facility”) in the new Fuqing Jiangyin Industrial Park in the Fujian Province, People’s Republic of China in October 2009.   The Company successfully completed the trial production phase at the new facility at the end of 2009 and, in January 2010, the new plant was fully operational. As you note and as indicated in the Form 10-K, the facility has the flexibility to produce 100,000 tons of biodiesel per year, or 30,000 tons of specialty chemicals per year, or a combination of biodiesel and specialty chemicals for a total output of 70,000 tons per year.  For the year ended December 31, 2009, there was no commercial production at the new facility as it was not yet fully operational.

As a more current reference, for the three months ended March 31, 2010, capacity utilization at the new facility was approximately 28% for biodiesel and 36% for specialty chemicals. The plant did not operate at full capacity during the first quarter because it was not necessary to run at full capacity to fulfill the sales volume purchased by the Company’s customers. The Company anticipates that the utilization rate at the new facility will increase in proportion to increases in sales volume.

Results of Operations, page 23

2.
Please revise future filings to quantify the significant factors that impact your operating results. In this regard, a quantified discussion of changes in prices, volumes, and product mix, would allow the readers of your financial statements to better assess changes in your revenues. Include a discussion of changes in your feedstock prices, as well as the price of petroleum diesel, the resulting impact on your historical financial statements, and the potential or expected impact on future operations.

Response:

In future filings, the Company will quantify significant factors impacting operating results in accordance with this comment, including, where appropriate, a quantified discussion of changes in prices, volumes, and product mix, as well as a discussion of changes in feedstock prices, the price of petroleum diesel, the resulting impact on historical financial statements and the potential or expected impact on future operations.

Liquidity and Capital Resources, page 24

3.	Please expand this disclosure to provide a more comprehensive discussion of your cash requirements and expected sources of cash, including the following:

(a)
On page 10 you state you expect you will require approximately an additional $10 million of working capital to continue to expand your business beyond the initial phase. The discussion of liquidity and capital resources should address your future plans and their associated cash requirements thoroughly, addressing specific milestones and their expected costs.

(b)
Expand the fifth paragraph in this section to provide specific, detailed discussion of your plans to obtain financing for your operations, your plans for expansion, repayment of your short-term bank loans and line of credit, and other needs.

(c)
Discuss the specific terms of your debt instruments, including when payments are due and whether there are any covenants. Include the February 20, 2010, line of credit agreement in your discussion and explain whether funds from this line were used to pay-off the short-term bank loans.

(d)
Discuss the 62% increase in accounts receivable. Explain the reasons for the increase, particularly in light of the decrease in sales. Also, explain why the allowance for doubtful accounts was decreased.

Refer to Item 303(a) of Regulation S-K.

Response:

(a)  As you note and as indicated in the Form 10-K, the Company expects that it will require approximately an additional USD $10,000,000 of working capital to continue to expand the business beyond the initial phase. The Company intends to continue its growth by acquiring an upstream feedstock supplier to mitigate its feedstock supply risk, which it is currently searching for and expects would cost approximately USD $10,000,000.  If the Company is unable to obtain required additional financing to make this acquisition, the Company may be forced to restrain growth plans or cut back existing operations.

(b) In order to obtain financing for the Company’s operations, plans for expansion, repayment of short-term bank loans and lines of credit and other needs, the Company has historically relied upon internally generated cash flow, short-term borrowings from related parties and financial institutions, and sales of common stock.  Currently, the Company has a line of credit for approximately USD $4,800,000 from Fujian Haixia Bank, formerly Fuzhou City Commercial Bank, for use in working capital at the new facility. In addition, the Company intends to use profits from the new facility to help fund its operations and to payoff its short term debt from its line of credit. The Company may seek additional capital to support its growth plans when such opportunity arises.

(c) As discussed above, in February 2010, one of the Company’s subsidiaries, Fujian Zhongde Energy Co., Ltd. (“Zhongde Energy”) entered into an agreement with Fujian Haixia Bank, formerly Fuzhou City Commercial Bank, to secure additional bank financing for approximately USD $4,800,000 (the “Loan Agreement”) for use in working capital at the new facility. Pursuant to the Loan Agreement, Zhongde Energy borrowed 33 million Chinese Renminbi (“RMB”), or approximately USD $4,800,000 (the “Loan”), at an annual interest rate of 5.94% (the “Base Rate”).  The proceeds from the Loan are required to be used for working capital.  Zhongde Energy must repay RMB 5 million, or approximately USD $732,064, by February 24, 2011 and RMB 28 million, or approximately USD $4,099,560, by January 5, 2012. The loan is secured by, among other things, the land of Zhongde Energy and bank accounts and real property of Fujian Zhongde Technology Co., Ltd., another subsidiary of the Company (“Zhongde Technology”). Tai-Ming Ou, the Company’s chief executive officer, personally guaranteed Zhongde Energy’s obligations under the Loan. Under the Loan Agreement, Zhongde Energy shall be subject to a penalty interest rate that is 30% greater than the Base Rate in the event it does not timely repay the Loan and 80% greater than the Base Rate in the event that it does not use the proceeds from the Loan as specified in the Loan Agreement.  Zhongde Technology used the Loan to pay off its previous long-term loan of USD $1,907,100 on February 20, 2010.

(d) The 62% increase in accounts receivable was primarily due to the following factors: (i) an increase in net sales of approximately 63.0% for December 2009 in comparison to December 2008 and approximately 15.1% for November 2009 in comparison to November 2008; (ii) increases in the maximum credit permitted to be extended to certain existing customers during 2009 in comparison to 2008; and (iii) temporary extensions of the time within which certain existing customers were required to complete payment during 2009 in comparison to 2008, which caused the Company's average number of outstanding days for its accounts receivable to increase from 35 days in 2008 to between 45 and 60 days in 2009.  Approximately 80% of the accounts receivable balance at December 31, 2009 was attributable to sales made during December of 2009.  The majority of the remaining outstanding balances were attributable to sales made within three months prior to December 31, 2009.

The amount of allowance for doubtful accounts was decreased primarily due to better control in the oversight of doubtful accounts. The improved oversight is due to management’s increased ability to identify riskier accounts and more effective methods in following up with customer payable accounts.

Note 2. Summary of Significant Accounting Policies, page 35
Impairment of Long-Lived Assets, page 37

4.	We note the impairment of fixed assets recorded in 2008. Please revise future filings to provide all the disclosures required by ASC 360-10-50-2.

Response:

In future filings, the Company will provide all the disclosures required by ASC 360-10-50-2 in accordance with this comment.

Note 13. Taxes, page 46

5.	Please tell us and expand your disclosures in future filings to clarify what the “Other items” represent which significantly increased the effective income tax rate in 2009.

Response:

In Note 13, the “Other items” represent the net loss incurred by the Company for the year ended December 31, 2009, including USD $91,582 in the British Virgin Islands and USD $1,759,103 in the United States. The net loss was not deductible in China.  Per the income statement, the Company’s effective income tax rate for the year ended December 31, 2009 was 269%.  However, excluding the net loss in the British Virgin Islands and the United States, the effective income tax rate was 13%.

In future filings, the Company will clarify what the “Other items” represent in accordance with this comment.

6.
Please provide a comprehensive explanation as to how you determined the deferred tax assets as of December 31, 2009 were more likely than not realizable such that no valuation allowance was required in accordance with ASC 740-10-30-5.

Response:

The Company determined the deferred tax assets as of December 31, 2009 were more likely than not realizable such that no valuation allowance was required in accordance with ASC 740-10-30-5 because the deferred tax assets were a result net operating loss for 2009 (USD $1,894,098) incurred by Zhongde Energy prior to commencing production at the new facility during the first quarter of 2010.  The Company expects that its capability of generating income will offset the net operating loss and therefore no allowance was necessary at December 31, 2009.

Item 9A. Controls and Procedures, page 50

7.
We note your officers’ conclusion that the Company’s disclosure controls and procedures were ‘not effective to satisfy the objectives for which they are intended.” Please confirm and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were not effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” or “not effective” without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

Response:

The Company confirms that as of December 31, 2009, the Company’s officers concluded that the Company’s disclosure controls and procedures were not effective.  The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 9A to clarify that the officers concluded that the disclosure controls and procedures were not effective without any further qualifications or attempts to define those disclosure controls and procedures.  In addition, the Company will revise future filings to clarify that the officers concluded that the disclosure controls and procedures were either effective or not effective either by addressing both prongs of the definition of disclosure controls and procedures or without any further qualifications or attempts to define those disclosure controls and procedures.

8.
We note your disclosure that there were no changes in your internal control over financial reporting “except for” the changes noted. Please confirm and clarify in future filings whether or not there were significant changes in internal control over financial reporting during the quarter. See item 308(c) of Regulation S-K.

Response:

As of December 31, 2009, the Company’s officers concluded that the Company’s internal controls over financial reporting were not effective.  In response to this conclusion, as disclosed in the Form 10-K, in the first quarter of 2010, the Company implemented measures to remediate the deficiencies by adding additional qualified accounting personnel and taking measures to enhance the supervision, monitoring and review of its financial statements preparation.  However, during the fourth fiscal quarter of 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A, which will revise Item 9A to clarify that there were no such changes to internal control over financial reporting during the fourth fiscal quarter of 2009.  In future filings, the Company will clarify any significant changes in internal control over financial reporting that occur during the quarter.

Exhibit 31

9.
Please amend your Form 10-K for the fiscal year ended December 31, 2009 to revise your Section 302 certifications to include the introductory language of paragraph 4 relating to the reference to internal control over financial reporting as required by Item 601(31) of Regulation S-K.

Response:

The Company is filing Amendment No. 2 to Form 10-K on Form 10-K/A to revise the Section 302 certifications to include the introductory language of paragraph 4 relating to the reference to internal control over financial reporting as required by Item 601(31) of Regulation S-K.  Such language shall state:  “The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Please direct any questions or comments concerning this response or the Form 10-K/A to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:  Tai-Ming Ou, China Clean Energy Inc.